UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a 16 OR 15d 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by Regulation S-T Rule

101(b)(1):          ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6 K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6 K in paper as permitted by Regulation S-T Rule

101(b)(7):          ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                                   .

This Form 6-K consists of the following exhibits attached hereto:

Exhibit	Description
99.1

Press release of ABB Ltd (the “Company”), dated May 12, 2005, announcing that at the Company’s annual general meeting the shareholders approved the re-election of the board of directors for a further one-year term of office.

99.2	An English translation of the Agenda and Resolutions from the Company’s annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 18, 2005	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ Georg Matiaska
	Name:	Georg Matiaska
	Title:	Group Assistant Vice President and Senior Counsel

EXHIBIT LIST

Exhibit	Description
99.1

Press release of ABB Ltd (the “Company”), dated May 12, 2005, announcing that at the Company’s annual general meeting the shareholders approved the re-election of the board of directors for a further one-year term of office.

99.2	An English translation of the Agenda and Resolutions from the Company’s annual general meeting of shareholders.